
                                                                 -----------------------------
                                                                           OMB APPROVAL
                                 UNITED STATES                   OMB Number:         3235-0145
                       SECURITIES AND EXCHANGE COMMISSION        Expires:     October 31, 1997
                             WASHINGTON, D.C. 20549              Estimated average burden
                                                                 hours per response..... 14.90
                                                                 -----------------------------


                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. 1______)*

                               MEDIA LOGIC, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  58441B-10-0
                    ----------------------------------------
                                 (CUSIP Number)
                       c/o Advent International Corp.
    JANET LOUISE HENNESSY         101 FEDERAL STREET, BOSTON, MA 02110         617-951-9400
- -----------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)



                                 August 21, 1997
           ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP NO.  58441B-10-0                                      PAGE 2 OF 10 PAGES

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ADVENT INTERNATIONAL CORPORATION
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) [X]
                                                                 (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
                         1,502,368
    SHARES
                    ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER

   OWNED BY              NONE

    EACH            ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
  REPORTING
                         1,502,368
   PERSON
                    ------------------------------------------------------------
   WITH             10   SHARED DISPOSITIVE POWER

                         NONE

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,502,368
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES *                                                         [ ]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     20.7%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     CO, IA
- --------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!                  2 of 7
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  58441B-10-0                                      PAGE 3 OF 10 PAGES

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ADVENT INTERNATIONAL LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) [X]
                                                                 (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
                         1,262,368
    SHARES
                    ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER

   OWNED BY              NONE

    EACH            ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
  REPORTING
                         1,262,368
   PERSON
                    ------------------------------------------------------------
   WITH             10   SHARED DISPOSITIVE POWER

                         NONE

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,262,368
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES *                                                         | |

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.0%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     PN
- --------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!                  2 of 7
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  58441B-10-0                                      PAGE 4 OF 10 PAGES

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     DIGITAL MEDIA & COMMUNICATIONS LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) [X]
                                                                 (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
                         1,262,368
    SHARES
                    ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER

   OWNED BY              NONE

    EACH            ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
  REPORTING
                         1,262,368
   PERSON
                    ------------------------------------------------------------
   WITH             10   SHARED DISPOSITIVE POWER

                         NONE

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,262,368
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES *                                                         | |

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.0%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     PN
- --------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!                  2 of 7
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP NO.  58441B-10-0                                      PAGE 5 OF 10 PAGES

- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ACFS LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a) [X]
                                                                 (b) [ ]

- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS *

     OO
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                            [ ]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
- --------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
   NUMBER OF
                         240,000
    SHARES
                    ------------------------------------------------------------
 BENEFICIALLY       8    SHARED VOTING POWER

   OWNED BY              NONE

    EACH            ------------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
  REPORTING
                         240,000
   PERSON
                    ------------------------------------------------------------
   WITH             10   SHARED DISPOSITIVE POWER

                         NONE

- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     240,000
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES *                                                         [ ]

- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.5%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON *

     PN
- --------------------------------------------------------------------------------

                 * SEE INSTRUCTIONS BEFORE FILLING OUT!                  2 of 7
      INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP Number 58441B-10-0                13D                 Page 6 of 10



ITEM 1.  Security and Issuer.


      This statement on Schedule 13D relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in the Common Stock, $0.01 par value (the "Common Stock") of Media Logic, Inc., a Massachusetts corporation (the "Corporation"). The CUSIP number associated with such Common Stock is 58441B-10-0. The address of the principal executive office of the Corporation is 310 South Street, P.O. Box 2258, Plainville, MA 02762.

      The purpose of this amendment is to report certain changes in beneficial owenership that have occured since the original filing of this statement.

ITEM 2.  Identity and Background


      (a) (b) (c) and (f) This statement is being filed by the following entities:

      (1) Advent International Corporation, a Delaware corporation;

      (2) Advent International Limited Partnership, a Delaware limited partnership;

      (3) Digital Media & Communications Limited Partnership, a Delaware limited partnership;

      (4) ACFS Limited Partnership, a Delaware limited partnership;

      The persons serving as directors and executive officers of Advent International Corporation are set forth on Schedule A hereto.

      The entities listed in subparagraph (1) through (4) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person." Advent International Corporation ("Advent") is an investment advisory firm. ACFS Limited Partnership ("ACFS") and Advent International Limited Partnership ("AILP") are venture capital investment funds the general partner of which is Advent. AILP is the general Partner of Digital Media & Communications Limited Partnership ("Digital") a venture capital investment fund. Except as otherwise stated on Schedule A hereto, the principal business address of all of the Reporting Persons is c/o Advent International
Corporation, 101 Federal Street, Boston, MA 02110.

CUSIP Number 58441B-10-0                13D                 Page 7 of 10




      (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 5. Interest in Securities of the Issuer.

      (a) The following table sets forth the aggregate number and percentage (based upon the number of shares of Common Stock outstanding as of August 12, 1997) of the Common Stock beneficially owned by each Reporting Person named in
Item 2 of this statement. The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3(d)(1), provided however that the warrants become exercisable 180 days after the date of issuance.

                                                      Number of Shares
                                        ------------------------------------------
                                                        Common Stock                  Percentage
                                          Common          Purchase                     of Shares
Reporting Person                          Stock         Warrants(1)        Total      Outstanding
- -------------------------------------------------------------------------------------------------
Digital Media & Communications
 Limited Partnership (1)                   851,498         410,870        1,262,368        18.0%
                                           -------         -------        ---------        ----

Advent International Limited
Partnership (1)                            851,498         410,870        1,262,368        18.0%
                                           -------         -------        ---------        ----

ACFS Limited Partnership (2)                     0         240,000          240,000         3.5%

Advent International Corporation           851,498         650,870        1,502,368        20.7%
                                           -------         -------        ---------        ----

Total Group Ownership                      851,498         650,870        1,502,368        20.7%
                                           =======         =======        =========        ====



- ---------
(1) The warrants become exercisable on September 20, 1997 at a purchase price of $3.00, per share. The actual number of shares issuable upon exercise of the warrants and the purchase price are subject to adjustment.

CUSIP Number 58441B-10-0                13D                 Page 8 of 10



      (1) Advent is the General Partner of AILP, which in turn is the General Partner of Digital. As such, Advent has the sole power to vote and dispose of the securities owned by the indicated reporting persons. The beneficial ownership of Advent and AILP derives from such power.

      (2) Advent is the General Partner of ACFS. As such, Advent has the power to vote and dispose of the securities owned by the indicated reporting persons. The beneficial ownership of Advent derives from such power.

      (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

      (c) On August 21, 1997 the Reporting Persons acquired 851,498 shares of the Issuer's Common Stock upon conversion of the Subordinated Convertible Debentures. The conversion price of the debentures was calculated at $1.26 per share, which is 80% of the average closing price of the Common Stock over a five-trading day period ending on the last day immediately prior to the conversion date.

      (d) (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable

ITEM 7. Material to be Filed as Exhibits.

        Not applicable


            (THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK)

CUSIP Number 58441B-10-0                13D                 Page 9 of 10





                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


September 3, 1997


ADVENT INTERNATIONAL CORPORATION

By: /s/ Janet L. Hennessy
    -------------------------------------
    Janet L. Hennessy
    Vice President


ADVENT INTERNATIONAL LIMITED PARTNERSHIP

By: Advent International Corporation,
    General Partner

By: /s/ Janet L. Hennessy
    -------------------------------------
    Janet L. Hennessy
    Vice President


DIGITAL MEDIA & COMMUNICATIONS LIMITED PARTNERSHIP

By: Advent International Limited Partnership,
    General Partner

By: Advent International Corporation,
    General Partner

By: /s/ Janet L. Hennessy
    -------------------------------------
    Janet L. Hennessy
    Vice President


ACFS LIMITED PARTNERSHIP

By: Advent International Corporation,
    General Partner

By: /s/ Janet L. Hennessy
    -------------------------------------
    Janet L. Hennessy
    Vice President

CUSIP Number 58441B-10-0                13D                 Page 10 of 10




                                   SCHEDULE A


        The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 101 Federal Street, Boston, Massachusetts 02110. All of the persons listed below are United States citizens.

I.    Advent International Corporation

                                 Position with                 Principal
                             Advent International             Occupation
    Name                          Corporation               (if different)
    ----                          -----------               --------------
    Peter A. Brooke                Chairman

    Douglas R. Brown        Chief Executive Officer
                                   President
                                   Director

    Thomas R. Armstrong            Director
                           Executive Vice President
                            Chief Operating Officer

    Thomas H. Lauer          Senior Vice President
                            Chief Financial Officer

    Mark Hoffman                   Director                 Chief Executive
                                                              Officer of
                                                         Hamilton Lunn Limited

    Frank Savage                   Director                   Senior Vice
                                                             President of
                                                            Equitable Life
                                                           Assurance Society
                                                           Vice Chairman of
                                                           Equitable Capital
                                                           Management Corp.

    William H. Gorham              Secretary